UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   July 24, 2003

Archer-Daniels-Midland Company
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(217) 424-5200**

Item 7. **Financial Statements and Exhibits**.

99.1   Press release dated July 24, 2003 announcing fourth quarter results.

Item 9. **Regulation FD Disclosure.**

On July 24, 2003, Archer-Daniels-Midland Company (ADM) issued a press release announcing fourth quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: July 24, 2003   By /s/ David J. Smith
                                          David J. Smith
                                          Senior Vice President, Secretary and
                                           General Counsel



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

N e w s   R e l e a s e

July 24, 2003   **FOR IMMEDIATE RELEASE**

ARCHER DANIELS MIDLAND REPORTS FOURTH QUARTER RESULTS

Decatur, IL -- July 24, 2003 -- Archer Daniels Midland (NYSE: ADM)

► **Fourth Quarter Operating Profit increased to $230 million from $223 million last year.**

► **Fourth Quarter Operating Profit, excluding the effects of abandonment charges and vitamin settlement gains, increased to $243 million from $213 million last year.**

► **Fourth Quarter Net Earnings were $ 95 million, $ .15 per share, compared to $112 million, $ .17 per share, last year.**

► **Fourth Quarter earnings, excluding the effects of abandonment charges, vitamin settlement gains and tax credits increased to $100 million, $ .16 per share, compared to $ 78 million, $ .12 per share.**

 • Corn Processing results were strong due to improved selling prices and volumes.
 • Oilseeds Processing results improved in North America, South America and Asia, offset by lower European results.
 • Wheat Processing results improved due to increased volumes in North America despite adverse crop conditions.
 • Agricultural Services results continued to be weak due to adverse crop conditions.
 • Other increased as Cocoa and Bioproducts results improved but were partially offset by poor Citric Acid results.

► **Financial Highlights.**
(Amounts in thousands, except share data and percentages)

	THREE MONTHS ENDED			TWELVE MONTHS ENDED		
	6/30/03	6/30/02	% CHANGE	6/30/03	6/30/02	% CHANGE
Net sales and other operating income	$ 8,048,226	$ 6,755,050	19%	$ 30,708,033	$ 22,611,894	36%
Operating profit	$ 230,227	$ 223,273	3%	$ 1,009,912	$ 1,039,820	-3%
Net earnings	$ 95,020	$ 112,266	-15%	$ 451,145	$ 511,093	-12%
Earnings per share	$ 0.15	$ 0.17	-12%	$ 0.70	$ 0.78	-10%
Average number of shares outstanding	644,611	651,174	-1%	646,086	656,955	-2%

ADM's fourth quarter operating profits of the Oilseeds Processing, Corn Processing, Wheat Processing and Other segments increased from prior year's levels. The special challenges of dealing with last year's North American drought are nearly behind us. We are encouraged by the early indications of better crops and improving conditions in many of our businesses.

                            -G. Allen Andreas, Chairman and Chief Executive

More

Fourth Quarter Results

Net earnings for the quarter ended June 30, 2003 were $ 95 million, or $ .15 per share, compared to $ 112 million, or $ .17 per share, last year. Fiscal 2003 fourth quarter results include a $ 13 million ($ 8 million after tax, equal to $ .01 per share) charge related to the abandonment and write-down of long-lived assets. Last year's results included a charge of $ 83 million ($ 51 million after tax, equal to $ .08 a share) related to abandonment and write-down of long-lived assets, a gain of $ 93 million ($ 58 million after tax, equal to $ .09 per share) related to a partial settlement of the Company's claims related to vitamin antitrust litigation and a $ 26 million tax credit (equal to $ .04 per share) related to the resolution of various outstanding state and federal tax issues.

Operating profit increased to $ 230 million from $ 223 million last year. Excluding the effects of the write-downs of long-lived assets and the gains related to vitamin antitrust settlements described above, operating profit increased to $ 243 million from $ 213 million last year reflecting improved operating results of all significant segments except Agricultural Services, which experienced difficult operating conditions due to last year's adverse crop conditions.

Twelve Month Results

Net earnings for the twelve months were $ 451 million, or $ .70 per share, compared to $ 511 million or $ .78 per share last year. Fiscal 2003 twelve month results include a charge of $ 13 million ($ 8 million after tax, equal to $ .01 a share) related to the abandonment and write-down of long-lived assets and a gain of $ 28 million ($ 17 million after tax, equal to $ .03 per share) related to partial settlement of the Company's claims related to vitamin antitrust litigation. Last year's results included a charge of $ 83 million ($ 51 million after tax, equal to $ .08 per share) related to the abandonment and write-down of long-lived assets, a gain of $ 147 million ($ 91 million after tax, equal to $ .14 per share) related to partial settlement of the Company's claims related to vitamin antitrust litigation, gains on securities transactions of $ 38 million ($ 24 million after tax, equal to $ .04 per share) and a $ 26 million tax credit (equal to $ .04 per share) related to the resolution of various outstanding state and federal tax issues.

Operating profit declined slightly to $ 1 billion. Excluding the effects of the write-downs of long-lived assets and the gains related to vitamin antitrust settlements described above, operating profit increased to $ 995 million from $ 976 million principally reflecting improved operating results of Corn Processing, Cocoa and Bioproducts segments partially offset by decreased results of the Oilseed, Wheat, Agricultural Services and Citric Acid segments.

Reconciliation of Net earnings to Earnings after adjustments for non-recurring items
(In millions, except per share amounts)

| | THREE MONTHS ENDED | | | | TWELVE MONTHS ENDED | | | |
| | 6/30/03 | | 6/30/02 | | 6/30/03 | | 6/30/02 | |
	Amounts	Per Share	Amounts	Per Share	Amounts	Per Share	Amounts	Per Share
Net Earnings	$ 95	$ 0.15	$ 112	$ 0.17	$ 451	$ 0.70	$ 511	$ 0.78
Non-recurring items								
Abandonments/Write-offs	8	0.01	51	0.08	8	0.01	51	0.08
Vitamin settlements	-	-	(58)	(0.09)	(17)	(0.03)	(91)	(0.14)
Securities transactions	(3)	0.00	(1)	(0.00)	(2)	(0.00)	(24)	(0.04)
Income tax credit	-	-	(26)	(0.04)	-	-	(26)	(0.04)
Earnings after adjustments for non-recurring items	$ 100	$ 0.16	$ 78	$ 0.12	$ 440	$ 0.68	$ 421	$ 0.64

More

Conference Call Information
The Company will hold a conference call to discuss third quarter results at 10:00 a.m. Central Time on July 24, 2003. To participate in the live conference call on listen-only mode, please dial 800-521-5439 or 303-486-0488 at least five minutes before the call begins. To listen to a live broadcast via the Internet, please access the CCBN Web site at http://www.ccbn.com or the ADM Web site at http://www.admworld.com. A replay will be available on these web sites for approximately 20 days.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing. The Company is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in soy meal and oil, ethanol, high fructose corn syrup (HFCS) and flour. In addition, ADM is building a position in such value-added products as specialty food ingredients, bioproducts and nutraceuticals (such as Vitamin E and sterols). Headquartered in Decatur, Illinois, ADM has over 25,000 employees, more than 260 processing plants and net sales for the fiscal year ended June 30, 2003 of $30.7 billion. Additional information can be found on ADM's Web site at http://www.admworld.com.

###

Contacts:

Brian Peterson	Dwight Grimestad
Senior Vice President Corporate Affairs	Vice President, Investor Relations
217/424-5413	217/424-4586

**(Financial Table Follows)**

July 24, 2003

ARCHER DANIELS MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

	Three months ended June 30		Twelve months ended June 30	
	2003	2002	2003	2002
	(in thousands, except per share amounts)			
Net sales and other operating income	$ 8,048,226	$ 6,755,050	$ 30,708,033	$ 22,611,894
Cost of products sold	7,646,306	6,374,622	28,980,895	20,928,438
Gross Profit	401,920	380,428	1,727,138	1,683,456
Selling, general and administrative expenses	254,127	233,200	947,694	826,922
Other expense - net	14,897	28,032	148,471	137,597
Earnings before income taxes	132,896	119,196	630,973	718,937
Income Taxes	37,876	6,930	179,828	207,844
Net earnings	$ 95,020	$ 112,266	$ 451,145	$ 511,093
Basic and diluted earnings per common share	$ 0.15	$ 0.17	$ 0.70	$ 0.78
Average number of shares outstanding	644,611	651,174	646,086	656,955

Other expense - net consists of:

Interest expense	$ 86,853	$ 82,777	$ 359,971	$ 355,956
Investment income	(29,469)	(27,550)	(121,887)	(114,032)
Net (gain) loss on marketable securities transactions	(5,282)	(834)	(2,619)	(38,296)
Equity in (earnings) losses of unconsolidated affiliates	(36,336)	(25,876)	(65,991)	(61,532)
Other	(869)	(485)	(21,003)	(4,499)
	$ 14,897	$ 28,032	$ 148,471	$ 137,597

Operating profit by segment is as follows:

Oilseeds Processing	$ 82,612	$ 64,424	$ 337,089	$ 387,960
Corn Processing	82,337	49,248	326,380	214,875
Wheat Processing	14,079	6,455	59,222	78,800
Agricultural Services	13,526	41,532	92,124	169,593
Other	37,673	61,614	195,097	188,592
Total Operating Profit	230,227	223,273	1,009,912	1,039,820
Corporate	(97,331)	(104,077)	(378,939)	(320,883)
Earnings before income taxes	$ 132,896	$ 119,196	$ 630,973	$ 718,937

Fiscal 2003 fourth quarter and twelve month segment operating profit include charges for abandonment and write down of long-live assets of: Oilseeds ($ 7 million) and Other ($ 6 million)

Fiscal 2002 fourth quarter and twelve month segment operating profit include charges for abandonment and write down of long-live assets of: Oilseeds ($ 23 million), Corn ($ 10 million), Wheat ($ 6 million) and Other ($ 44 million

Fiscal 2003 twelve month operating profit of the Other segment includes a gain of $ 28 million related to vitamin antitrust litigation.

Fiscal 2002 fourth quarter and twelve month operating profit of the Other segment includes gains of $ 93 million and $ 147 million respectively, related to vitamin antitrust litigation